Michael G. Braddock
Vice President and Chief Accounting Officer

MPLX LP
200 East Hardin Street
Findlay, Ohio 45840
July 23, 2014

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker, Branch Chief
Norman von Holtzendorff, Senior Counsel

RE: MPLX LP
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-35714

Ladies and Gentlemen:

MPLX LP, a Delaware master limited partnership (the “Partnership”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 14, 2014, with respect to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) filed February 28, 2014.
Below is the Partnership’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our response.
Form 10-K for the Fiscal Year Ended December 31, 2013

Compensation Discussion and Analysis, page 119

1.
We note that each of your NEOs other than Mr. Peiffer received stock awards pursuant to your performance unit program, and we note your discussion of Total Unitholder Return (“TUR”) thereunder. So that investors can understand the calculations underlying these awards, please expand to disclose your actual TUR, your TUR performance percentile ranking, and how the NEOs’ payouts were calculated based on these.

Response:

The Partnership has not yet made any payouts pursuant to its performance unit program as the aggregate 36-month performance period for the first grant of Partnership performance units will not conclude until December 31, 2015.

On February 27, 2013, as reported on page 123 of the Form 10-K, the first grants of Partnership performance units to the Partnership’s NEOs were awarded. Also as reported on page 123 of the Form 10-K, payout, if any, of these performance units will be calculated based on the Partnership’s TUR as compared to the TUR of those entities in its peer group for the performance period of January 1, 2013, through December 31, 2015. Specifically, after the conclusion of this aggregate 36-month performance period, the calculation will average the TUR performance percentile rankings of the first 12-month period, the second 12-month period, the third 12-month period and the entire 36-month period. This calculation is described on page 118 of the Form 10-K. Consequently, no Partnership performance units have been paid out to the Partnership’s NEOs. The earliest opportunity for Partnership performance unit payouts will be the first quarter of 2016.

We respectfully acknowledge the request for the disclosure of the Partnership’s actual TUR, TUR performance percentile ranking and the calculation of NEO payouts based on these performance results in the context of the completion of the performance period and subsequent performance unit payouts to the Partnership’s NEOs. In future filings, following the completion of the performance unit measurement period and any corresponding payouts of Partnership performance units to its NEOs, the Partnership will provide the disclosure requested in the Staff’s comment.

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In connection with the above response, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please do not hesitate to contact the undersigned at (419) 421-2558 or by e-mail at mgbraddock@marathonpetroleum.com.

Very truly yours,

/s/ Michael G. Braddock
Michael G. Braddock
Vice President and Chief Accounting Officer